

April 19, 2016

<u>Via Email</u>
Richard L. Bergmark
Chief Financial Officer
Core Laboratories N.V.
Strawinskylaan 913
Tower A, Level 9
1077 XX Amsterdam
The Netherlands

     Re: **Core Laboratories N.V.**
              Form 10-K for Fiscal Year Ended
              December 31, 2015
              Filed February 12, 2016
              Response Letter Dated March 29, 2016
              File No. 1-14273

Dear Mr. Bergmark:

We have reviewed your March 29, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 14, 2016 letter.

<u>Form 10-K for Fiscal Year Ended December 31, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation, page 18</u>

<u>Liquidity and Capital Resources, page 24</u>

1.   We note your response to prior comment 3. Please revise to disclose the amount of cash and short-term investments held by your foreign subsidiaries.

Notes to the Consolidated Financial Statements

Note 9. Income Taxes, page F-15

2.	In your response to prior comment 5, you propose to revise the line item in your summary of deferred tax assets titled "Reserves" to "Accruals for compensation and inventory capitalization." Please further revise your disclosure to separately present these temporary differences to comply with FASB ASC 740-10-50-6.

	You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources